Filed pursuant to Rule 253(g)(2)

File No. 024-11004

 SUPPLEMENT DATED JULY 20, 2020

Knightscope, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by Knightscope, Inc. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on July 22, 2019. The offering statement qualified by the SEC is available here: https://www.sec.gov/Archives/edgar/data/1600983/000114420419035041/tv525280_partiiandiii.htm.

Additional information about the Company is available it its Annual Report filed on the Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1600983/000110465920060255/tm2017778d1_partii.htm

The purpose of this supplement is to announce the following change to the offering statement and any supplements, effective immediately:

Minimum investments

The minimum investment in this offering is $200 until the termination of the offering at 1:59pm PDT on Wednesday, July 22, 2020.